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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
                and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 000-14591
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                         Old Kent Financial Corporation
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             (Exact name of registrant as specified in its charter)

       111 Lyon Street N.W., Grand Rapids, Michigan 49503; (616) 771-5000
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          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, $1.00 Par Value per share
                    Series C Preferred Stock Purchase Rights
            Series D Perpetual Preferred Stock, $1,000 stated value
            Series E Perpetual Preferred Stock, $1,000 stated value
    Deferred Compensation Obligations (Old Kent Deferred Compensation Plan) Deferred Compensation Obligations (Directors' Deferred Compensation Plan)
       Deferred Compensation Obligations (Old Kent Executive Thrift Plan)
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            (Title of each class of securities covered by this Form)

                                      None
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              (Titles of all other classes of securities for which
                 a duty to file reports under section 13(a) or
                                 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   /X/             Rule 12h-3(b)(1)(ii)  / /
         Rule 12g-4(a)(1)(ii)  / /             Rule 12h-3(b)(2)(i)   / /
         Rule 12g-4(a)(2)(i)   / /             Rule 12h-3(b)(2)(ii)  / /
         Rule 12g-4(a)(2)(ii)  / /             Rule 15d-6            / /
         Rule 12h-3(b)(1)(i)   /X/


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         Approximate number of holders of record as of the certification or
notice date:     None      .
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        Pursuant to the requirements of the Securities Exchange Act of 1934, Old
Kent Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 2, 2001

                                      By:    /s/ PAUL L. REYNOLDS
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                                      Name:  Paul L. Reynolds
                                      Title: Executive Vice President and
                                             Secretary of Fifth Third Financial
                                             Corporation (successor by merger to
                                             Old Kent Financial Corporation)